WOODSIDE
AUSTRALIAN ENERGY

03 JAN -7 AM 8:54

17 December 2002

03003193

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Appendix 3Y Change of Director's Interest Notice in relation Erich Fraunschiel, lodged with the Australian Stock Exchange on 17 December 2002;
- Stock Exchange Release in relation to WA-271-P (Laverda-2), lodged with the Australian Stock Exchange on 17 December 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

dw 1/22

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Woodside Petroleum Ltd.
ABN 55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	2 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Erich Fraunschiel as Trustee for the Fraunschiel Family Trust
Date of change	13 December 2002
No. of securities held prior to change	nil
Class	Ordinary
Number acquired	20,000
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$235,800
No. of securities held after change	20,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

17 December 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-271-P
Laverda-2

Woodside Petroleum Ltd., Operator of the Permit WA-271-P, located in the Exmouth Sub-Basin, reports that on 17 December 2002 the Laverda-2 appraisal well was at a depth of 2211 metres and drilling ahead in $8^1/_2$ inch hole.

Since the last report the $8^1/_2$ inch hole was drilled from 1565 to 2012.5 metres. A 27 metre core was cut after which drilling of the $8^1/_2$ inch hole resumed.

The Atwood Falcon drill rig is drilling the well. The location is approximately 30 kilometres west of the Macedon/Pyrenees field. Planned total depth is 2302 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-271-P is 100%.

ANTHONY NIARDONE
Asst. Company Secretary